SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2022

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4,

Willow House, Cricket Square, KY1-9010

Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No (X)

Nu Holdings Ltd.

(the “Company”)

Written Resolutions of the Directors of the Company dated on January 31, 2022 passed in accordance with the Articles of Association of the Company (the “Articles”)

The undersigned, being the all of the Directors of the Company for the time being (the “Directors”), hereby take the following actions and adopt the following resolutions:

DISCLOSURE OF INTERESTS

IT IS NOTED THAT to the extent any Director has any personal interest, direct or indirect, in the matters contemplated by these resolutions which he or she is required to disclose in accordance with the Articles or in accordance with applicable law or otherwise or which might disqualify such person from approving these resolutions, such disclosure has been made and such Director may vote and act on the matters referred to herein.

CHANGES TO OFFICERS

IT IS NOTED THAT pursuant to a resignation letter dated January 28, 2021 from Renee Grace Mauldin Atwood to the Company, Renee Grace Mauldin Atwood resigned as Officer of the Company with effect from the date of the resignation letter.

IT IS FURTHER NOTED THAT it is proposed that Vitor Guarino Olivier assumes the role of Chief People Officer in replacement of Renee Grace Mauldin Atwood.

IT IS RESOLVED THAT:

1.	The resignation on the terms of the resignation letter be and are hereby acknowledged and approved.

2.	The appointment of Vitor Guarino Olivier for the role of Chief People Officer is hereby acknowledged and approved.

3.	The Officers of the Company and their roles, as set out below, is hereby acknowledged and approved, with effect from the date hereof:

Name	Title
David Vélez Osorno	Chief Executive Officer
Guilherme Marques do Lago	Chief Financial Officer
Cristina Helena Zingaretti Junqueira	Co-Founder & Brazil CEO
Youssef Lahrech	Chief Operating Officer

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Jagpreet Singh Duggal	Chief Product Officer
Henrique Camossa Saldanha Fragelli	Chief Risk Officer
Matt Swann	Chief Technology Officer
Vitor Guarino Olivier	Chief People Officer

4.	The Secretary of the Company be and is hereby authorized and instructed to update the Register of Directors and Officers of the Company to reflect the resignation and the changes in the role of Victor Guarino Olivier.

GENERAL AUTHORISATION

IT IS RESOLVED THAT any Director of the Company be and is hereby authorised to do all such acts and things and agree and execute any other documents on behalf of the Company as may be required in order to carry out the actions contemplated by the foregoing resolutions (including as deeds if appropriate) and generally to sign all documents as may be required in connection with the actions contemplated by the foregoing resolutions and execution and delivery by any such Director of any such documents being conclusive evidence of their and the Company’s agreement to the final terms and conditions thereof.

RATIFICATION

IT IS RESOLVED THAT, to the extent that any Director has taken any actions or signed any documents or undertakings prior to the date hereof which would have been approved if taken or signed after the date hereof, the same be and are hereby ratified, approved and confirmed.

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IN WITNESS WHEREOF, each of the undersigned, being all of the Directors of the Company for the time being, has executed these resolutions in writing on the date indicated above. These resolutions may be executed in counterpart and each counterpart shall be deemed to be an original and which counterparts when taken together shall constitute one and the same instrument.

David Vélez Osorno	Anita Mary Sands

Daniel Krepel Goldberg	Douglas Mauro Leone

Jacqueline Dawn Reses	Larissa de Macedo Machado

Luis Alberto Moreno Mejia	Muhtar Ahmet Kent

Rogério Paulo Calderón Peres

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2022

Nu Holdings Ltd.

By:	/s/
Guilherme Lago Chief Financial Officer